SYNTAX ETF TRUST

110 East 59th Street, 33rd Floor

New York, NY 10022

November 7, 2018

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 6 Registration Statement on Form N-1A (File No. 333-215607)

Dear Mr. Bartz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Syntax ETF Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 2:00 p.m. (EDT) on November 7, 2018, or as soon thereafter as practicable.

The Trust is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement. In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rory B. Riggs
By: Rory B. Riggs
Title: Chief Executive Officer

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine, 04101

November 7, 2018

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 6 Registration Statement on Form N-1A (File No. 333-215607)

Dear Mr. Bartz:

As principal underwriter for Syntax ETF Trust (the “Registrant”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 6 to the Registrant’s registration statement on Form N-1A be accelerated to 2:00 p.m. (EDT) on November 7, 2018. Pre-Effective Amendment No. 6 is filed under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Foreside Fund Services, LLC

/s/ Mark Fairbanks
By: Mark Fairbanks
Title: Vice President